# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marketaxess Holdings Inc, CIK 0001278021
CUSIP: 57060D108
Title of class of securities: Common Stock, $0.003 par value
Address of issuer's principal executive offices: 55 Hudson Yards, 15th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-006405
Filed by CIK 0001867831

## Reporting persons
- North Reef Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- North Reef Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- James Hanna, III: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Marketaxess Holdings Inc
Address of issuer's principal executive offices: 55 Hudson Yards, 15th Floor, New York, NY, 10001

## Item 2. Person Filing
Name of person filing:
North Reef Capital Management LP
North Reef Capital Management GP LLC
James Hanna, III
Address of principal business office or, if none, residence:
c/o North Reef Capital Management LP
1833 South Coast Highway
Suite 210
Laguna Beach, California 92651
Citizenship:
North Reef Capital Management LP - Delaware
North Reef Capital Management GP LLC - Delaware
James Hanna, III - California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 - JOINT FILING AGREEMENT

## Signatures
- North Reef Capital Management LP: /s/ Daniel Locasto, Chief Compliance Officer (11/13/2026)
- North Reef Capital Management GP LLC: /s/ James Hanna, III, Managing Member (11/13/2026)
- James Hanna, III: /s/ James Hanna, III, James Hanna, III (11/13/2026)